June 18, 2007

Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Re: Ethanex Energy, Inc.
Amendment No. 2 to Registration Statement on Form SB-2
June 18, 2007
(File No. 333-139787)

Ladies and Gentlemen:

On behalf of our client, Ethanex Energy, Inc. (the “Company”), a Nevada corporation, and pursuant to the Securities Act of 1933, as amended (the “Securities Act”), we hereby submit via EDGAR transmission, Amendment No. 3 (the “Amendment”) to the Registration Statement of the Company on Form SB-2 (File No. 333-139787) (the “Registration Statement”), including certain exhibits thereto. Separately, we have delivered to the Staff three additional copies of the Amendment marked to show changes from the Registration Statement as originally filed.

By letter dated June 5, 2007 (the “Comment Letter”) from Jennifer R. Hardy, Legal Branch Chief, the Company was informed of the comments of the Staff with respect to Amendment No. 2 to the Registration Statement. In addition to responding to the Staff’s comments, the Company has amended the Registration Statement to update certain information contained in the Registration Statement to reflect developments since the date of Amendment No. 2. Set forth below are the Staff’s comments, indicated in bold, together with responses thereto by the Company. Except as expressly noted to the contrary, all references to page numbers in the responses reflect re-pagination in Amendment No. 3.

General

1.
It does not appear that you have accurately marked all changes including, e.g. the text you revised under “Selling Stockholders” on page 17 and under “Market for Common Equity… .” on page 29. Please ensure that you provide us with precisely marked documents to expedite our review.

The Company apologizes for any inconvenience which may have been caused by the inadvertent failure to mark all changes in Amendment No. 2. The Company is providing precisely marked changes in Amendment No. 3.

Recent Developments, page 2

2.
In the third paragraph, discuss the current status of the southern Illinois project. In the discussion under “Development of New Greenfield Plants” on page 43, you state that currently you have one site under development. Please reconcile these disclosures with the statement under “Cost of Development Activities and Financing Efforts” on page 32 that “. . .you could begin construction at one of the sites by the third quarter of 2007.”

In response to the Staff’s comments, the Company has added additional disclosure regarding the current status of the southern Illinois project. Also, the Company has deleted the statement under “Development of New Greenfield Plants” that “…the Company currently has one site under development” to remove the apparent inconsistency.

Risk Factors, page 4

3.	Please update with the termination of the SEMO joint venture.

In response to the Staff’s comment, the Company has updated the risk factor “Our investments in joint ventures are subject to risks beyond our control” on page 14 to include a discussion of the termination of the SEMO joint venture.

4.	Please make it clear that construction of your first ethanol plant will require $1B and you currently don’t have the funding.

The Company notes that it does not estimate that the construction of its first ethanol plant will cost $1 billion. The Company acknowledges that on page 30 of Amendment No. 2 the Company states that “we will need to obtain new equity and debt financing of more than $1 billion to achieve our annual production capacity of 500 MMGY.” However, the Company intends to achieve this goal through the construction or acquisition of multiple facilities. For example, in the preceding sentence, the Company states that it intends to “construct ethanol plants with a capacity of approximately 130 MMGY…” Furthermore, as the Company has disclosed under the section “Liquidity and Capital Resources,” it estimates that, to successfully continue developing the two projects it is actively pursuing, including the building of anticipated facilities, it will need to obtain financing in the amount of approximately $700.0 million over the next twelve months. This financing would fund estimated construction costs of approximately $580 million. The balance is intended to cover financing fees, capitalized interest, pre-operating expenses and working capital requirements. Also, if the Company is able to obtain the necessary financing, it expects to hire substantially more employees on an as-needed basis, which will increase the Company’s operating expenses.

In response to the Staff’s comment, the Company has added additional disclosure to the risk factor on page 6 to disclose the Company’s estimated costs to develop its two current projects and that the Company currently does not have the necessary funding.

Management’s Plan of Operations

Bio-Refinery Ethanol Production System, page 31

5.	Update the discussion concerning the option to acquire, on or before May 31, 2007, one of Buhler’s corn fractionation systems.

In response to the Staff’s comment, the Company has updated this discussion.

Illinois Greenfield Opportunity, page 32

6.	In the second paragraph, disclose the anticipated cost to construct the plant and the dollar amount of the company’s share of the anticipated cost.

In response to the Staff’s comment, the Company has disclosed the estimated cost to construct this plant and the dollar amount of the Company’s share of the estimated cost.

Liquidity and Capital Resources, page 33

7.
This section or the section under “Cost of’ Development Activities and Financing Efforts” on page 32 should discuss how the company has used $9 million of proceeds from the September 1, 2006 private offering. Also, discuss how the company intends to use, over the next twelve months, the additional $700 million of financing the company is currently seeking. Refer to response #16 of your May 21, 2007 response letter.

In response to the staff’s comment, the Company has revised the disclosure under the section “Liquidity and Capital Resources” to discuss how the Company has used the proceeds from the private offering and the Company’s intended use of the additional financing it is currently seeking.

Description of Securities

Capital Stock Issued and Outstanding, page 59

8.
We suggest that you include the table, i.e. “Shares Outstanding Detail” and related footnotes that you provided in response #4 of your response 1etter. Otherwise clarify that the 1,500,000 shares issued pursuant to the exercise of warrants as noted in (vi) were also issued to Ethanex N.A. Class B common stockholders.

In response to the Staff’s comment, the Company has clarified that the 1,500,000 shares issued pursuant to the exercise of warrants were issued to Ethanex N.A. Class B common stockholders.

Business

General Corporate Matters, page 49

9.	As previously requested, disclose the aggregate value of the 46,000,000 shares of common stock issued pursuant to the Merger Agreement and the per share price of the shares.

The Company will address comments 9 and 10 together because the 46 million shares of stock that were outstanding following the transactions contemplated by the Merger Agreement and the 10 million shares of common stock that were received by the Company in exchange for the distribution of the mineral rights were all part of a single, integrated transaction. (Additional information responsive only to comment 10 is included in response to comment 10.)

The Company reiterates its view that, consistent with the response it provided to the Staff’s comment 20 in our letter dated March 18, 2007, disclosure of a theoretical valuation of the shares that were issued or received in connection with the merger transaction would not be useful to investors and could possibly be misleading as it would not accurately reflect the basis on which the merger and related transactions were negotiated. As discussed below, the participants in the merger and the related private financing were focused on their percentage ownership interest in the post-merger business, and not the value of the shares they would receive upon consummation of the merger. In addition, the Company properly accounted for the transactions as a recapitalization and, accordingly, the value ascribed to the shares is not relevant to the presentation of the Company’s financial statements.

By way of background, prior to the merger, the predecessor company to Ethanex was New Inverness Explorations, Inc., which was a development stage company that had an effective registration statement on Form SB-2 dating from 2005. Prior to the merger transaction, New Inverness did not conduct meaningful operations. New Inverness’ only pre-merger operations related to a mineral property option agreement to acquire right, title and interest in nine mineral claim units in Ontario, Canada. Although this mineral option agreement may have possessed some value, New Inverness did not have the resources to pursue the necessary exploration and development work related to the agreement. As New Inverness disclosed in a Form 10-QSB filed on June 5, 2006, it would need approximately $230,000 over the next several years to (1) make the cash payments required under the option agreement and (2) explore and develop the properties, and $20,000 of that amount was due on May 25, 2006. But, according to the 10-QSB, the only asset New Inverness had as of April 30, 2006 was $11,000 in cash. Moreover, it appears unlikely that New Inverness would have been able to sell additional securities to raise the necessary capital because there was no active market for New Inverness’ equity. (The Company notes that in the Form 10-QSB, New Inverness disclosed that from inception (November 4, 2004) through April 30, 2006 it had issued 4.8 million shares of common stock for $30,000). In addition, New Inverness had a negative stockholders’ equity. Thus, the Company believes that, prior to the merger, New Inverness was not conducting meaningful operations and that the company was practically worthless, as was its equity.

Ethanex Energy North America, Inc, a Delaware corporation (“Ethanex N.A.), was formed in May 2006 to serve as a vehicle to effect a merger with a publicly held company. It was formed by a team of experienced managers, with extensive experience in the energy and engineering sector, to engage in the business of producing fuel ethanol through the ownership and operation of ethanol plants. Prior to the merger transaction, management held all of issued and outstanding Class A common stock of Ethanex N.A. Ethanex N.A.’s management team believed that a merger with a public company would provide Ethanex N.A. with greater access to the financial markets and allow Ethanex N.A. to obtain financing on better terms than they would as a private company. The management team located a group of investors, led by Tompkins Capital Group, that expressed a willingness to invest $20 million in Ethanex, N.A., so long as it found a suitable target for a merger that would allow it to become a reporting company. These investors identified New Inverness as a suitable public company into which Ethanex N.A. could merge so long as New Inverness disposed of its legacy business and related liabilities, consisting of the mineral property option agreement.

On August 3, 2006, Ethanex N.A. closed a private offering of an aggregate of 20 million units, each consisting of one share of Class B common stock and a warrant to acquire one share of Class B common stock for five years at a per share exercise price of $1.50. Ethanex N.A. received $20 million from the units sold in this offering. (The exercise price of the warrants would be received as additional consideration if and when those warrants were exercised.) Pursuant to the terms of the offering, Ethanex N.A. had to consummate a merger with a public company or the investors in the placement would have a right to rescind, and in addition New Inverness had to dispose of its historical mineral rights.

After the private placement, Ethanex N.A., New Inverness and the Tompkins Group began arms-length negotiations regarding a potential merger agreement. These negotiations centered on the post-closing ownership of the merged business by the three interested groups -- New Inverness stockholders, Ethanex management and the new investors led by Tompkins Group. The negotiations did not focus on achieving any particular valuation for shares that would be received in the merger, since New Inverness had no value, Ethanex N.A. had no historical operations, and no real assets or equity, and the new capital was intended to be used for working capital and development purposes for the public company that, it was hoped, would result in a significant increase in the value of the merged company, once it became an operating business. Based on these negotiations, the parties agreed on September 1, 2006 to enter into an agreement and plan of merger that resulted in a post-merger ownership structure of New Inverness as follows:

Stockholder	Pre-merger holdings	Post merger holdings	Post-merger ownership
Ethanex NA Management and other investors	34 Million shares of Ethanex N.A.Class A Common Stock	26 Million Shares of the Company’s common stock	42.6%

New investors	20 million shares of Ethanex N.A.Class B Common Stock	20 million shares of the Company’s common stock	32.8

New Inverness stockholders (excluding management)	14 million shares of the Company’s Common Stock	14 million shares of the Company’s common stock	23

New Inverness management	10 million shares of the Company’s common stock	0 shares of the Company’s common stock	0

Advisors	0	1 million shares of the Company’s common stock	1.6

Total		61 million shares of the Company’s common stock	100%

The foregoing table does not give effect to the warrants that were received in the private placement, as the exercise price of those warrants was above any plausible value of the underlying stock and, thus, could not be expected to be exercised absent a material increase in the value of the equity of the merged company.

Similar to an initial public offering, the investors in the private placement agreed to be immediately diluted in order to participate in the post-merger entity’s potential upside. Such dilution was also necessary to allow the management of Ethanex N.A., who would be relied upon to build the business of the merged company, to have a meaningful equity interest in the business, and to permit the existing New Inverness investors to retain an equity interest in the merged company. This is because the Ethanex and New Inverness stock, without the merger and the associated private financing, had little or no value. Accordingly, as a result of the merger, management of Ethanex N.A. and the former stockholders in New Inverness received a commensurate increase in value of their equity interests. It is clear that the new investors were amenable to this proposition because the private placement documents contained covenants requiring Ethanex N.A. to consummate a merger with a public company following the close of the placement. Thus, the negotiated business terms of the merger transaction centered on the post-closing ownership of the business and not on any valuation of the shares issued.

Despite the fact that the parties did not negotiate the merger transaction based on a valuation of the common stock to be issued in the merger, it is possible to ascribe a theoretical value to that stock based on the facts of the merger transaction. Because the sole asset of the business following the merger (which required the completion of the split-off transaction in which the management of New Inverness exchanged 10 million New Inverness shares for the mineral rights and associated liabilities) would be $20 million of cash the post-merger shares have an implied value per share of $0.33 ($20 million divided by 61 million shares outstanding equals $0.33 per share). Based on this per share price, the 46 million shares issued to Ethanex management and the new investors pursuant to the merger transaction had an aggregate value of $15.2 million, and the value of the equity retained by the existing New Inverness investors (excluding the shares of New Inverness management that ceased to be outstanding in the split-off transaction completed as an integral part of the merger) was $4.8 million. However, the Company believes that this implied value is merely a mathematical calculation and is not reflective of the basis on which the terms of the merger was negotiated or structured. The parties to the merger transaction did not use this imputed value to determine the number of shares to be issued in the merger transaction. Instead, the shares issued to Ethanex N.A. stockholders pursuant to the merger transaction were based on a negotiated post-merger ownership percentage that would be required for them to agree to the merger. In short, the new investors would not accept less than a third of the potential upside value of the merged company (plus the value, if any, they would receive upon exercise of the associated warrants they received in the private placement). Ethanex management and the New Inverness stockholders were able to negotiate for their respective percentage interests in the merged company, subject to future dilution in respect of the warrants. Perhaps more importantly, this implied value has no effect on the presentation of the Company’s financial statements.

Accordingly, the Company believes that disclosure of a theoretical aggregate value and per share price of the shares issued and received in connection with the merger is not helpful to investors and is potentially misleading.

Finally, the Company reiterates that it does not believe that disclosure of this imputed valuation would add any relevant information to the registration statement. As the Company described above, the parties to the merger transaction did not take this value into account during the negotiations of the merger. Instead, the per share and aggregate values are a post-transaction “reconstruction” of the economics of the merger transaction. Although, the Company concedes that the per share and aggregate prices stated above can be derived from the facts of the transaction, it does not believe that disclosure of such amounts will help investors evaluate the Company’s current activities and future prospects. The selling stockholders whose shares are included in the registration statement paid $1.00 per share for their common stock in the Company, even though a “derived” value of $0.33 per share can be ascribed to these shares on a post-merger basis. Other stockholders in the Company paid little or nothing for their shares. While these facts were relevant at the time of the private placement and the merger, the parties to those transactions clearly accepted and agreed to the terms of those transactions, and such information is of no continuing relevance to the value of the Company’s stock or its prospects.

10.
As previously requested, disclose the value of the 10,000,000 shares of Ethanex common stock that was received in exchange for the mineral property option agreement in the “split-off.” Also include the per share price of these shares.

First, the Company refers the Staff to and its response to comment 9 above.

Prior to the merger, New Inverness declared a dividend and moved the mineral property option agreement down into a wholly-owned subsidiary, New Inverness Leasco, Inc.. Then, in connection with the merger, and as a required step in the overall merger transaction (which was one part of a single, integrated deal that included the private placement and the merger), it sold all of the issued and outstanding shares in New Inverness Leaseco to its former managers in exchange for 10 million shares of New Inverness common stock. The overall merger transaction was structured as a step transaction to comply with state corporate law requirements.

As stated above, the purpose of the split-off agreement was two-fold. First, it removed all liabilities related to New Inverness’ prior business from the post-merger business. Second, it helped to effect the desired post-merger ownership structure by reducing the outstanding capital held by previous New Inverness stockholders. Moreover, the investors in the private placement would not have participated in the merger transaction and would not have invested $20 million in the Company if New Inverness had retained the mineral rights agreements because the new investors (and Ethanex management) (a) had no interest in exploiting these rights or financing their development and (b) were not amenable to assuming the liabilities associated with New Inverness’ prior business.

As the Company explained in response to comment 9 above, the parties to the merger did not ascribe any value to the New Inverness common stock prior to the merger. Thus, the 10 million shares that were received in exchange for the mineral property option agreement were considered worthless (or nearly worthless). Furthermore, as stated above, prior to the merger New Inverness did not have sufficient assets to explore or develop the mineral property option agreement and was not even carrying it as an asset on its financial statements. The parties to the merger transaction viewed the split-off agreement as an exchange of an asset of minimal value for stock of minimal value; therefore, they did not ascribe any per share value to the shares received in exchange for the mineral property option agreement. The fact that the managers of New Inverness may or may not have considered the split-off transaction to be a fair or even favorable (to them) is not relevant, as the continuing owners of the Company ascribed no value to either the shares or the assets involved in the split-off transaction. It is not possible, given the facts, to ascribe any per share or aggregate value to these 10 million shares other than describing such aggregate and per share values as “immaterial” or “de minimis.”

Executive Compensation, page 53

11.	Describe each executive officer’s target performance criteria upon which the bonuses were formulated.

In response to the Staff’s comment, the Company has added additional narrative disclosure on page 58 regarding the target performance criteria for each executive officer in fiscal 2006.

Financial Statements for the period ended March 31, 2007

12.	Please revise your consolidated statement of operations and consolidated statement of cash flows to include an inception to date column. Refer to paragraph 11 of SFAS 7.

In response to the Staff’s comments, the Company has revised its consolidated statement of operations and consolidated statement of cash flows to include an inception to date column.

Note 5 - Property and Equipment, page F-8

13.
We note your revised footnote disclosure in response to our prior comment 27. You disclose that the majority of the component of construction in progress relates to a Project Development Agreement with Delta-T Corporation. ‘Tell us the nature of the $750,000 in costs for “preliminary engineering” and your basis for capitalizing these costs. Please also tell of the nature of the remaining costs you have capitalized to construction in progress and your basis for capitalizing those costs. Your basis for such capitalization should be made in light of your revised disclosure on page 2 that as of the date of this prospectus, you have not completed detailed engineering studies, you have not entered into pricing arrangements with contractors for construction of your facilities, and you have not determined the timing of when construction may start at your sites. Pursuant to paragraphs 8 and 9 of SFAS 2, please tell us your considerations that the costs incurred by you under this contract should not be expensed as incurred in accordance with paragraph 12.

The Company wishes to advise the Staff supplementally that the Project Development Agreement entered into with Delta-T Corporation is an industry standard agreement used on all ethanol plants that use a Delta-T process. Delta-T is a major designer and builder of ethanol plants in the country and it owns some proprietary production processes. The “preliminary engineering” that the Company had completed at a cost of $750,000 relates to the modifications to the Delta-T process required of anyone building an ethanol plant using the Delta-T process. The engineering provided relates to customizing the layout of the Delta-T process equipment to fit the southern Illinois site where the Company expects to construct an ethanol plant using the Delta-T process, locating and specifying the utility inputs and outputs of the process, engineering process options to meet the Company’s specifications (capacity of the plant, external material handling facilities, type of drying facilities relative to available energy sources, etc.), and determining the material balance of the facility. All of these functions and results are typical in the ethanol industry and are required at this stage of the process of preparing to construct an ethanol production facility. The outputs the Company acquired pursuant to this contract are necessary to have before negotiating a construction contract, and a firm price construction contract is required before the Company can finalize the financing of the project.

Other large expenditures included in “construction in progress” include the cost of an option to acquire a site in southern Illinois in connection with the Star joint venture in the amount of $63,375, costs related to obtaining permits necessary for the construction of the plant of approximately $53,000, engineering feasibility and design studies in the amount of $33,000 to confirm the suitability of the site and availability of necessary utilities, and legal fees of $71,000, related to the foregoing activities. In addition, construction in progress includes a total of $68,000 spent in connection with the IPT site, primarily for an engineering feasibility study.

All of these expenditures relate directly to the construction of the ethanol production plants the Company has under development. They do not fall under the definition of “Research” under paragraph 8(a) of SFAS 2 and they are specifically excluded from the definition of “Development” in paragraph 8(b), which states: “It does not include routine or periodic alterations to existing products, production lines, manufacturing processes,…”. The Company does not believe that any of the inclusive definitions in paragraph 9 apply to the activities in question. Furthermore, the Company believes that the exclusion from research and development included in paragraph 10(h) directly applies to the above described activities. This paragraph states that the following is excluded from research and development costs that are to be expensed: “Activity, including design and construction engineering, related to the construction, relocation, rearrangement, or start-up of facilities or equipment other than (1) pilot plants and (2) facilities or equipment whose sole use is for a particular research and development project.”

Accordingly, the Company is of the view that the costs included in “construction in progress” are not covered by the dictates of paragraph 12 of SFAS 2 and have been properly capitalized.

14.	Please clarify where you have reflected the $2 million contribution to Ethanex Southern in your financial statements.

The Company respectfully directs the Staff’s attention to Note 2 to the Company’s financial statements, which states that the Company’s consolidated financial statements “include the accounts of Ethanex Energy, Inc., and its majority owned subsidiary, Ethanex Southern Illinois, LLC. All significant intercompany accounts and transactions have been eliminated in the consolidated financial statements.” Therefore, the Company’s $2 million contribution to Ethanex Southern has been eliminated in consolidation and the underlying elements of the joint venture’s accounts have been reflected in the appropriate line items in the consolidated financial statements.

Note 12 - Commitments and Contingencies, page F-15

15.
We have reviewed your response to our prior comment 32. We repeat our prior comment 32 that if you conclude that you do not meet the requirements of SFAS 5, you should explain your conclusion and the factors that support it. You should provide this disclosure in the notes to your audited financial statements.

As contemplated by SFAS 5, and consistent with the Staff’s comment, the Company has added disclosure to Note 12 describing its analysis of this situation. To reiterate the Company’s position as discussed in its prior response to the Staff’s comment on this subject, the Company believes that no accrual is required (or permitted) because the Company believes that an unfavorable outcome or any potential loss is not reasonably estimable. The additional disclosure addresses the situation and discussed the Company’s analysis of it, consistent with the standards set forth in SFAS 5.

Note 13 - Subsequent Events, page F-13

16.
We note that as of March 31, 2007, you have not impaired the assets related to the SEMO joint venture. In light of the fact that (i) pursuant to the terms of the Joint Venture Agreement, upon termination SEMO was entitled to keep the $2 million contributed by the Company and (ii) that you had been in discussions with SEMO since late December 2006 about the viability of the joint venture, we do not understand how you were able to demonstrate that the entire $3,770,115 in assets related to the SEMO joint venture were not impaired as of March 31, 2007. Please revise your financial statements according.

The Company respectfully submits that as of March 31, 2007 there was no impairment of the assets related to the SEMO joint venture. As described in SFAS 144, paragraph 7, impairment is the condition that exists when the carrying amount of a long-lived asset exceeds its fair value. The assessment is required to be based on the carrying amount of the asset at the date it is tested for recoverability, whether in use or under development. Paragraph 10 of SFAS 144 states that a long-lived asset shall be tested for recovery whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. The following is a brief outline of the dates and facts that the Company considered relevant in determining if the assets related to the SEMO joint venture were impaired:

•
In August 2006, the Company and SEMO entered into a joint venture. Under the terms of the joint venture agreement, no later than December 31, 2006 (the “effective date” of the joint venture) the Company would have been required to make a $30 million cash investment into the joint venture in exchange for 50% of the equity and SEMO was required to contribute $15 million of operating assets plus technology and know-how to the joint venture with an aggregate imputed value of $30 million for the other 50% of the equity in the joint venture. The principal contribution made by SEMO was the technology license.

•
Beginning on August 30, 2006 and continuing through March 6, 2007, the Company and SEMO entered into eight amendments to the Joint Venture agreement that extended the effective date of the agreement to allow the Company additional time to seek financing for the proposed plant and to allow both parties to continue evaluating SEMO’s technology.

•
In mid-March, the Company was informed by Chevron, the potential EPC contractor for building the plant, that it would be unable to guarantee to the Company’s lenders that a plant constructed using the SEMO technology would perform to specifications.

•
After unsuccessfully trying to get Chevron to change its position and before executing the March 23, 2007 amendment, the Company informed SEMO that it believed it was unlikely the Company could obtain financing using the SEMO technology and, accordingly, the parties had to explore a revised approach to the joint venture. At this time, it was the Company’s desired to develop the SEMO Port site and its expectation that it would be able to agree with SEMO on a mutually acceptable basis for doing so.

•
On March 23, 2007, the parties agreed to extend the effective date of the joint venture through April 30, 2007. The Company then entered into good faith negotiations with SEMO regarding changes to the joint venture agreement which would allow the Company and SEMO to continue the joint development of the site or, alternatively, would give the Company the right to continue development on its own. These negotiations continued until shortly before SEMO sent a termination letter to the Company at the end of April 2007.

Based on the foregoing, as of March 31, 2007, the Company reasonably believed that it would negotiate an arrangement with SEMO that would allow it to continue to develop the site at SEMO Port in Missouri. Therefore, as of March 31, 2007, the last date in the first quarter that the assets could be tested for recovery, the Company believed that the assets were not impaired.

Despite the fact that Chevron had indicated that it would not guarantee the performance of the SEMO technology, the Company believed that this issue was not relevant to whether the assets were impaired. If the Company had successfully negotiated an arrangement with SEMO to maintain development rights to the site (as it tried to do after March 31, 2007), then the investment in these activities would have retained value, regardless of whether or not the joint venture continued.

Through March 31, 2007, the Company spent $3,770,115 related to the joint venture, $2,000,000 of which was a deposit against the Company’s initial capital contribution obligation of $30 million, and $1,770,115 related to obtaining permits necessary for the construction of the plant, engineering feasibility and design studies, and a Delta-T project development agreement. The Company has determined that approximately $1.0 million of this total will have ongoing value because the assets are not site specific expenditures and will be used on another of the Company’s development projects.

Thus, in connection with the preparation of the Company’s March 31, 2007 financial statements, the Company tested the recoverability of the assets related to the SEMO joint venture and determined that they were impaired. However, the Company believed that the April 28 termination letter from SEMO constituted a Type II subsequent event that required only disclosure in the March 31, 2007 financial statements with any attendant impairments recorded in the accounting period in which the event occurred i.e. the second quarter. Accordingly, as of March 31, 2007, there had been no event or change in circumstance to indicate that the assets related to SEMO joint venture were impaired. The Company will record an appropriate impairment charge, consistent with the foregoing discussion, in the second quarter of 2007.

17.
Disclose why the Company would enter into a business venture whereby the contributions made by the Company could be kept by the other party to the venture if the other party terminated the agreement. Disclose whether you have entered into any other similar agreements.

In response to the Staff’s comment, the Company has added additional disclosure to this note.

Pro Forma Financial Information, page F-17

18.
In consideration that you now present financial information through March 31, 2007, please expand your pro forma disclosures to include a statement of operations through the interim period ended March 31, 2007. Refer to Item 310(d)(2)(i) of Regulation S-B.

In response to the Staff’s comment, the Company has expanded its pro forma disclosures to include a balance sheet and statement of operations through the interim period ended March 31, 2007.

* * *

We trust that the changes in the accompanying Amendment and the explanations contained in this letter will be considered by the Staff to be satisfactory responses to the comments contained in the Comment Letter. If the Staff has any questions or comments with respect to the changes made to the Registration Statement by the Amendment, please contact me at 212-400-6900.

Very truly yours,

/s/ Kenneth S. Goodwin

Kenneth S. Goodwin